

August 23, 2021

Kevin Chin
Chief Executive Officer
VivoPower International PLC
The Scalpel, 18th Floor, 52 Lime Street
London EC3M 7AF
United Kingdom

      Re: VivoPower International PLC
            Form 20-F for the Fiscal Year ended June 30, 2020
            Filed September 8, 2020
            File No. 001-37974

Dear Mr. Chin:

We issued comments to you on the above captioned filing on March 1, 2021, April 29, 2021, and July 9, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 7, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Joseph Klinko - Staff Accountant, at (202) 551-3824, or Lily Dang - Staff Accountant, at (202) 551-3867 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation